Commerce Court West, 199 Bay Street P.O. Box 247, Suite 4405 Toronto, Ontario Canada M5L 1E8 +1.416.360.8484

CONFIDENTIAL

July 5, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kiera Nakada, Mary Mast, Sonia Bednarowski, and Dietrich King

Re:	Sundial Growers Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted June 6, 2019

CIK No. 0001766600

Ladies and Gentlemen:

On behalf of our client, Sundial Growers Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated June 13, 2019 (the “Comment Letter”) to the Company regarding the Company’s above-referenced amendment to the draft registration statement (CIK No. 0001766600) on Form F-1, confidentially submitted to the SEC on June 6, 2019 (the “Amendment No. 1”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR its Registration Statement on Form F-1 (“Registration Statement”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement.

*****

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Prospectus Summary

Our Approach

Heal, page 4

1.

We note your response to comment 6 and your revised disclosure on page 5 that Pathway Rx submitted “provisional patent applications” for 18 cannabis strains and for a process to analyze molecular profiles of a particular disease or patient. Please provide a brief description of how a “provisional” patent application differs from a patent application here or in your Regulation section, and disclose where you have submitted these provisional patent applications. In addition, we note your disclosure that Pathway Rx has developed cannabis strains “targeted towards symptoms associated with cancer, skin disorders, skin protection and rejuvenation, and inflammatory processes.” Please disclose whether you or Pathway Rx have conducted preclinical studies of these strains, and, if material to your business, please revise your business section to describe these studies as well as the timeline of when you or Pathway Rx plan to submit any potential drug candidates to any regulatory body for approval. In this regard, we note your revised disclosure on page 2 that you intend to become a global leader in medical cannabis.

In response to the Staff’s comment, the Company has revised its disclosure on page 122 of the Registration Statement. The Company respectfully advises the Staff that the current activities of Pathway Rx are at early stages of development and, as such, it has de-emphasized such disclosure by removing it from the Prospectus Summary. The revised disclosure clarifies and reflects the stage of development of Pathway Rx’s activities so as to not overemphasize its current significance.

Acquisition of Interest in Pathway Rx, page 9

2.

We note your response to comment 9. Please provide quantitative information regarding the “percentage of net revenues received by the Company from the sale of certain of the licensed products or the use of certain of the licensed intellectual property” that you discuss in part (iii) of the second paragraph in the “Acquisition of Interest in Pathway Rx” section of your prospectus summary.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 116 of the Registration Statement. The Company respectfully advises the Staff that the current activities of Pathway Rx are at early stages of development and, as such, it does not expect to pay royalties in any material amount to Pathway Rx in the near term.

Business

Our Approach

Help, page 101

3.

We note your revised disclosure on page 102 that you intend to transition the Homestead Facility to hemp cultivation by the end of the third quarter of 2019 and that you plan to apply for licenses for the other facilities following the acquisition. However, on pages 110 to 111, you state that you are still evaluating the timing for transitioning the Clay Lake Facility and the Horseshoe Facility for the cultivation of hemp. Please revise your disclosure on pages 4 and 102 of your prospectus summary to clarify that you do not yet have a timetable for transitioning the Clay Lake Facility and the Horseshoe Facility for the cultivation of hemp.

In response to the Staff’s comment, the Company has revised and supplemented its disclosure on pages 4, 9, 111 and 115 of the Registration Statement.

Our Growth Strategies, page 104

4.

We note your response to comment 16. Please disclose an estimate of when you will have the capacity to export medical cannabis from Canada as well as the markets you intend to supply with medical cannabis. In addition, please disclose when you intend to apply for a license in the United Kingdom to produce medical cannabis and when you intend to begin to produce medical cannabis in the United Kingdom.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 9, 113 and 115 of the Registration Statement.

Our Brands and Products

Our Play Brands and Products, page 107

5.

We note your revised disclosure on page 108 in response to comment 17. Please disclose the types of cannabis plants you intend to use for your Help products, including the cannabinoid profile of these plants. In addition, please disclose the legal significance of the THC and CBD levels of these plants.

In response to the Staff’s comment, the Company has added disclosure on page 119 of the Registration Statement.

Regulation

Regulatory Framework in Canada

Drug Approval Process, page 117

6.

Please describe the steps necessary to obtain approval for a drug candidate. For example, describe the preclinical and clinical stages necessary for a company to complete before the drug may be marketed in Canada or in any other jurisdiction you plan on selling medical cannabis.

In response to the Staff’s comment, the Company has added disclosure on page 129 of the Registration Statement to provide an overview of the drug approval process. The Company and Pathway Rx are in early stages of research on the chemical attributes of its cannabis strains. The Company will add disclosure to its continuous disclosure when these activities become more advanced and disclosure would be material to investors.

Certain Relationships and Related Party Transactions

Interests of Management and Others in Material Transactions, page 148

7.

We note your disclosure on page 149 that you are in the process of negotiating a new professional services agreement with AppColony Inc. Please tell us whether you plan to enter into this agreement prior to the effectiveness of your registration statement, and, if you do, please describe the material terms of the agreement and file it as an exhibit to your registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it currently expects to enter into a new professional services agreement with AppColony Inc. prior to the effectiveness of its registration statement. If the Company does enter into such an agreement prior to effectiveness of its registration statement, it will describe the material terms of the agreement and file it as an exhibit in an amendment to its registration statement.

Sundial Growers, Inc.

Notes to the Interim Consolidated Financial Statements

15. Share-based compensation, page F-20

8.

You state on page F-20 that during the three months ended March 31, 2019 you granted 330,000 performance warrants whereas your disclosure on page II-3 states that you granted 25,000 performance warrants. Please reconcile the inconsistency within the filing.

In response to the Staff’s comment, the Company has revised its disclosure on pages II-3 of the Registration Statement. The Company respectfully advises the Staff that the reference to the granting of 25,000 performance warrants on page II-3 of Amendment No. 1 was an unintentional error that has been corrected to refer to 330,000 performance warrants, consistent with the Company’s interim consolidated financial statements.

Sundial Growers, Inc.

Consolidated Statements of Financial Position, page F-31

9.	Please refer to your response to our previous comment 22. Please tell us why you did not identify February 28, 2018 as restated.

In response to the Staff’s comment, the Company has revised its disclosure on page F-31 of the Registration Statement to identify the February 28, 2018 statement of financial position as restated.

Consolidated Statements of Cash Flows, page F-71

10.	Please revise the disclosure on page F-71 to separately disclose the change in fair value of biological assets and inventory as previously requested in prior comment number 24.

In response to the Staff’s comment, the Company has revised its disclosure on page F-34 of the Registration Statement. The Company respectfully advises the Staff that there were no changes in the fair value of inventory during any of the Company’s fiscal years ended December 31, 2018, February 28, 2018 and February 28, 2017.

*****

We thank the Staff in advance for its consideration of the Registration Statement and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-7974.

Very truly yours,

/s/ Jason Lehner
Jason Lehner

cc:	Torsten Kuenzlen, Chief Executive Officer, Sundial Growers Inc.

Merritt Johnson, Shearman & Sterling LLP

Rima Ramchandani, Torys LLP

Janan Paskaran, Torys LLP

Rob Lando, Osler, Hoskin & Harcourt LLP

5